UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
ENTERPRISE PRODUCTS PARTNERS L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
293792-10-7
(CUSIP Number)
Richard H. Bachmann
1100 Louisiana Street
10th Floor
Houston, Texas 77002
(713) 381-6500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)
February 29, 2008
(Date of Event Which Requires Filing of This Statement)
          If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D/A, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐
          *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON; S.S. or IRS Identification Dan L. Duncan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		14,079,479

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		148,119,356

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,079,479

WITH	10	SHARED DISPOSITIVE POWER

		148,119,356

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	148,119,356

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	34.0%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D/A

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON; S.S. or IRS Identification DFI Delaware Holdings L.P. (formerly Enterprise Products Delaware Holdings L.P.) 54-2093702

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		120,086,279

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		120,086,279

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	120,086,279

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	27.6%

14	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13D/A

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON; S.S. or IRS Identification Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.) 51-0371329

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		120,086,279

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		120,086,279

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	120,086,279

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	27.6%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D/A

CUSIP No.	293716-10-6

1	NAME OF REPORTING PERSON; S.S. or IRS Identification EPCO Holdings, Inc. 20-2936507

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		120,086,279

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		120,086,279

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	120,086,279

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	27.6%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D/A

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON; S.S. or IRS Identification EPCO, Inc. (formerly Enterprise Products Company) 74-1675622

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		120,098,279

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		120,098,279

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	120,098,279

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	27.6%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D/A

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON; S.S. or IRS Identification Dan Duncan LLC 76-0516773

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,454,498

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		13,454,498

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,454,498

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.0%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D/A

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON; S.S. or IRS Identification Enterprise GP Holdings L.P. 20-2133626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,454,498

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		13,454,498

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,454,498

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.0%

14	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13D/A

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON; S.S. or IRS Identification DD Securities LLC 26-1585743

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		487,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		487,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	487,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

     This Amendment No. 7 on Schedule 13D/A (“Amendment No. 7”) is being filed by Dan L. Duncan, a citizen of the United States of America residing in Houston, Texas (“Dan Duncan”), DFI Delaware Holdings L.P. (formerly Enterprise Products Delaware Holdings, L.P.), a Delaware limited partnership (“DFIDH”), Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.), a Delaware corporation (“DFI”), EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”), EPCO, Inc. (formerly Enterprise Products Company), a Texas corporation (“EPCO”), Dan L. Duncan LLC, a Texas limited liability company (“DDLLC”), Enterprise GP Holdings L.P., a Delaware limited partnership (“GP Holdings”) and DD Securities LLC, a Texas limited liability company (“DD Securities”), to amend the Schedule 13D originally filed on August 14, 2003, as amended by Amendment No. 1 thereto, filed September 15, 2003, Amendment No. 2 thereto, filed December 19, 2003, Amendment No. 3 thereto, filed June 2, 2004, Amendment No. 4 thereto, filed August 20, 2004, Amendment No. 5 filed on April 13, 2005 and Amendment No. 6 filed on February 15, 2007 (as amended, the “Original Schedule 13D”).
     Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D.
Item 1. Security and Issuer.
     No change to this Item.
Item 2. Identity and Background.
     Item 2 of the Original Schedule 13D is hereby amended to read its entirety as follows:
     This statement is being filed by Dan Duncan, DFIDH, DFI, EPCO Holdings, EPCO, DDLLC, GP Holdings and DD Securities. Each of Dan Duncan, DFIDH, DFI, EPCO Holdings, EPCO, DDLLC, GP Holdings and DD Securities is referred to herein as a “Reporting Person.”
     Dan Duncan’s business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Dan Duncan is a Director and Chairman of EPE Holdings, LLC, a Delaware limited liability company and the sole general partner of GP Holdings. GP Holdings is the sole member of Enterprise Products GP, LLC, a Delaware limited liability company and the sole general partner of the Issuer (the “General Partner”). The General Partner’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPCO is an entity controlled by Dan Duncan through Dan Duncan’s 50.4% ownership interest in the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to the Issuer and the General Partner in its capacity as general partner of the Issuer. In addition, EPCO provides employees and management and administrative services to certain other entities, including GP Holdings and its general partner, TEPPCO Partners, L.P., a publicly traded Delaware limited partnership, and its general partner and Duncan Energy Partners L.P., a publicly traded Delaware limited partnership. In addition, EPCO owns and operates a trucking business that provides transportation services to the NGL and petrochemical industry. EPCO’s principal business address and principal office address is 1100 Louisiana, 10th Floor, Houston, Texas 77002.
     EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO. EPCO Holdings’ principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     DFI is a wholly-owned subsidiary of EPCO Holdings. DFI has no independent operations and its principal function is to indirectly hold EPCO Holdings’ equity interest in the Issuer. DFI’s principal business address and principal office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.

     DFIDH is an indirect wholly-owned subsidiary of DFI (which is a wholly-owned subsidiary of EPCO Holdings). DFIDH has no independent operations and its principal function is to hold DFI’s indirect equity interest in the Issuer. DFIDH’s principal business address and principal office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.
     DDLLC is an entity controlled by Dan Duncan as sole member. Dan Duncan owns 100% of the membership interests in DDLLC. DDLLC owns 100% of the membership interests in EPE Holdings, LLC, the sole general partner of GP Holdings (“EPE Holdings”). DDLLC has no independent operations, and its principal functions are to directly and indirectly hold the membership interests in EPE Holdings and other personal investments of Dan Duncan. DDLLC’s principal business address is 1100 Louisiana, Suite 1000, Houston, Texas 77002.
     GP Holdings is owned by its public unitholders (with a 23% limited partnership interest), DFI (with an 51.6% limited partner interest), DFI GP Holdings (with an 18.1% limited partner interest), DD Securities (with a 2.7% limited partner interest) and DD LLC with an indirect .01% general partner interest and the remainder by various affiliates of EPCO. The assets of GP Holdings consist of a 100% membership interest in the General Partner and 13,454,498 Common Units of the Issuer as well as 100% of the membership interests in the general partner of TEPPCO Partners, L.P. (“TEPPCO”) and 4,400,000 TEPPCO Common Units and membership interests in the general partner of Energy Transfer Equity, L.P. (“ETE”) and approximately 39 million ETE common units. GP Holdings’ principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     DD Securities is an entity controlled by Dan Duncan as sole member. Dan Duncan owns 100% of the membership interests in DD Securities. DD Securities has no independent operations, and its principal function is to hold personal investments of Dan Duncan. DD Securities’ principal business address is 1100 Louisiana, Suite 1000, Houston, Texas 77002.
     Appendix A hereto sets forth information with respect to the directors and executive officers of EPCO, EPCO Holdings and DFI and the managers and executive officers of DDLLC and DD Securities (collectively, the “Listed Persons”).
     During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Original Schedule 13D is hereby amended by adding the following at the end of such item:
     In February 2007, Dan Duncan and the Duncan Family 2000 Trust (the “2000 Trust”) purchased 14,778 Common Units and 105,257 Common Units, respectively, pursuant to the Issuer’s Distribution Reinvestment Plan (the “DRIP”) at an average price of $28.47 per Common Unit. In May 2007, Dan Duncan and the 2000 Trust purchased 14,187 Common Units and 104,519 Common Units, respectively, pursuant to the DRIP at an average price of $30.69 per Common Unit. In August 2007, Dan Duncan and the 2000 Trust purchased 16,144 Common Units and 118,944 Common Units pursuant to the DRIP at an average price of $27.82 per Common Unit. In November 2007, Dan Duncan and the 2000 Trust purchased 2,859 Common Units and 112,876 Common Units, respectively, pursuant to the DRIP at an average price of $30.29 per Common Unit. In February 2008, Dan Duncan and the 2000 Trust purchased 2,996 Common Units and 118,316 Common Units, respectively, pursuant to the DRIP at an average price of $29.96 per Common Unit. The sources of funds for such purchases were the quarterly cash distributions paid by the Issuer on those dates with respect to the Common Units held by the purchasers.
     In February 2007, Dan Duncan purchased 1,935 Common Units on the open market at an average price of $30.25 per Common Unit. The source of the funds used to purchase these Common Units was cash on hand.

     In August 2007, DDLLC purchased 487,100 Common Units on the open market at a price of $29.42 per Common Unit. The source of the funds used to purchase these Common Units was cash on hand and borrowings under DDLLC’s margin brokerage account with Lehman Brothers Inc. Subsequently, the Common Units were contributed to DDLLC’s wholly-owned subsidiary, DD Securities, and DDLLC distributed 100% of the limited liability company interests in DD Securities to Mr. Duncan. Simultaneous with this contribution of Common Units and distribution of LLC interests, the Common Units held with Lehman Brothers Inc. were transferred to a margin brokerage account with Morgan Stanley & Co.
     As discussed in more detail below, since February 20, 2008, Enterprise LP has purchased 12,000 Common Units at an average price of $31.06 per unit. The source of funds used to purchase these Common Units was cash contributions to Enterprise LP from EPCO.
Item 4. Purpose of the Transaction.
     Item 4 of the Original Schedule 13D is hereby amended by adding the following at the end of such item:
     The purpose of Dan Duncan’s, the 2000 Trust’s and DD LLC’s acquisition of Common Units during the period between February 15, 2007 and February 29, 2008 is to hold such securities for investment purposes. As described below, the purpose of Enterprise LP’s purchase of 12,000 Common Units is to hold such units in an employee partnership that serves as an incentive compensation arrangement for certain EPCO employees.
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Original Schedule 13D is deleted in its entirety and the following is substituted in lieu thereof:
     (a) DFIDH holds directly 120,086,279 Common Units. DFIDH is an indirect wholly-owned subsidiary of DFI. Accordingly, DFI has an indirect beneficial ownership interest in the 120,086,279 Common Units owned by DFIDH.
     DFI is a wholly-owned subsidiary of EPCO Holdings. Therefore, EPCO Holdings has an indirect beneficial ownership interest in the 120,086,279 Common Units held by DFIDH. EPCO Holdings is a wholly-owned subsidiary of EPCO. Therefore, EPCO also has an indirect beneficial ownership interest in the 120,086,279 Common Units held by DFIDH.
     GP Holdings holds directly 13,454,498 Common Units. DDLLC controls GP Holdings with its indirect .01% general partner interest. DFI and DD Securities hold 56% and 2.7% limited partner interests, respectively, in GP Holdings. Dan Duncan owns a 100% membership interest in DDLLC. Accordingly, each of Dan Duncan, DDLLC and GP Holdings are the beneficial owners of the 13,454,498 Common Units held by GP Holdings. Dan Duncan shares voting and dispositive powers with respect to these Common Units with the other managers/executive officers of DDLLC shown on Appendix A.
     Dan Duncan is the record owner of 952,992 Common Units. Therefore, Dan Duncan exercises sole voting and dispositive power with respect to the 952,922 Common Units that he owns. In addition, Dan Duncan has the sole power to direct the voting and disposition of the Common Units held by (1) the Duncan Family 1998 Trust, which owns 5,918,200 Common Units, and (2) the 2000 Trust, which owns 7,208,357 Common Units. Therefore, Dan Duncan is also the beneficial owner of the 5,918,200 and 7,208,357 Common Units held by the Duncan Family 1998 Trust and the 2000 Trust, respectively.
     EPCO is the general partner of Enterprise LP (as defined below) and therefore has voting and dispositive power over the 12,000 Common Units owned by Enterprise LP. Therefore, EPCO has an indirect beneficial ownership interest in the 12,000 Common Units owned by Enterprise LP.

     Dan Duncan owns 50.437% of the voting stock of EPCO and, accordingly, exercises sole voting and dispositive power with respect to assets of EPCO, but since 120,086,279 of the Common Units beneficially owned by EPCO are owned directly by DFIDH, Dan Duncan shares voting and dispositive power over those Common Units with the directors of EPCO Holdings and DFI (and the directors of EPCO) shown on Appendix A. The remaining shares of EPCO capital stock are owned primarily by trusts established for the benefit of members of Dan Duncan’s family. The 120,098,279 Common Units beneficially owned by Dan Duncan through EPCO and EPCO Holdings plus the 13,454,498 Common Units beneficially owned by Dan Duncan through DDLLC, the 952,922 Common Units directly owned by Dan Duncan, the 487,100 Common Units owned by DD Securities, the 5,918,200 Common Units owned by the Duncan Family 1998 Trust and the 7,208,357 Common Units owned by the 2000 Trust represent a total of 148,119,356 Common Units beneficially owned by Dan Duncan, or 34.0% of the outstanding Common Units (based upon the number of Common Units outstanding on February 28, 2007).
     (b) As set forth herein, Dan Duncan has sole voting and dispositive power over the 952,922 Common Units that he owns, the 5,918,200 Common Units owned by the Duncan Family 1998 Trust, and the 7,208,357 Common Units owned by the 2000 Trust. Dan Duncan also has shared voting and dispositive power over the 120,098,279 Common Units beneficially owned by EPCO, the 13,454,498 Common Units beneficially owned by DDLLC and the 487,100 Common Units owned by DD Securities.
     As set forth herein, EPCO Holdings has shared voting and dispositive power over the 120,086,279 Common Units held by DFIDH (an indirect wholly-owned subsidiary of EPCO Holdings).
     As set forth herein, EPCO has shared voting and dispositive power over the 120,086,279 Units beneficially owned by EPCO Holdings (an indirect wholly-owned subsidiary of EPCO) and Enterprise LP.
     As set forth herein, DFI (a wholly-owned subsidiary of EPCO Holdings) has shared voting and dispositive power over the 120,086,279 Common Units held by DFIDH, its indirect wholly-owned subsidiary.
     As set forth herein, DFIDH has shared voting and dispositive power over the 120,086,279 Common Units held by DFIDH.
     As set forth herein, Dan Duncan, DDLLC and GP Holdings have shared voting and dispositive power over the 13,454,498 Common Units held by GP Holdings.
     As set forth herein, Dan Duncan and DD Securities have shared voting and dispositive power over the 487,100 Common Units held by DD Securities.
     The aforementioned ownership amounts of common units are as of February 28, 2008, our most recent practicable date for this filing on Schedule 13D/A.
     (c) Except as described in Item 3, none of the Reporting Persons have effected any transactions in Common Units in the past 60 days.
     On February 20, 2008, EPCO Holdings agreed to contribute $18,000,000 in the aggregate (the “Initial Contribution”) to Enterprise Unit L.P. (“Enterprise LP”). EPCO formed Enterprise LP to serve as an incentive arrangement for certain employees of EPCO through a “profits interest” in Enterprise LP. EPCO is the general partner of Enterprise LP, EPCO Holdings is a Class A Limited Partner, and certain executive officers and employees of EPCO working on behalf of the Issuer and Enterprise Products Partners L.P. are Class B Limited Partners. The profits interest awards (or Class B limited partner interests) in Enterprise LP entitle the holder to participate in the appreciation in value of common units representing limited partner interests in the Issuer and in the value of units representing limited partner interests in GP Holdings and are subject to forfeiture.

     On 25, 2008, Enterprise LP used a portion of the Initial Contribution to purchase 6,000 Common Units at an average price of $30.90 per unit. On February 26, 2008, Enterprise LP used a portion of the Initial Contribution to purchase 6,000 Common Units at an average price of $31.21 per unit.
     (d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Common Units beneficially owned by the Reporting Persons.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Original Schedule 13D is hereby deleted in its entirety and the following is substituted in lieu thereof:
     Substantially all of the Common Units held by DFIDH are pledged as collateral under EPCO Holdings’ Credit Agreement (the “EPCO Holdings Facility”) filed as Exhibit 99.1 hereto. The EPCO Holdings Facility contains customary and other events of default. Upon an event of default under the EPCO Holdings Facility, a change in control of the Issuer could result.
     GP Holdings entered into a third amended and restated credit agreement, dated as of August 24, 2007 and entered into a first amendment to that facility on November 8, 2007 (as amended, the “GP Holdings Facility”). Copies of the credit facility and the first amendment are incorporated by reference herein as Exhibits 99.3 and 99.4, respectively. The 13,454,498 Common Units owned by GP Holdings are pledged to the lenders under the GP Holdings Facility as security. The GP Holdings Facility contains customary and other events of default.
     Item 7. Material to be Filed as Exhibits.
     Item 7 of the Original Schedule 13D is hereby deleted in its entirety and the following is substituted in lieu thereof:

99.1	Second Amended and Restated Credit Agreement, dated as of August 24, 2007, by and among EPCO Holdings, Inc., as borrower, the lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndication Agent, Citibank, N.A., as Issuing Bank and the Bank of Nova Scotia, Suntrust Bank and Mizuho Corporate Bank, Ltd. as Co-Documentation Agents, Citigroup Global Markets Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners. (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A with respect to Common Units of TEPPCO Partners, L.P. filed with the Commission on February 28, 2008 by Dan L. Duncan and other reporting persons).

99.2	Fifth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated effective as of August 8, 2005 (incorporated by reference to Exhibit 3.1 to Form 8-K filed August 10, 2005).

99.3	Third Amended and Restated Credit Agreement dated as of August 24, 2007, among Enterprise GP Holdings L.P., the Lenders party thereto, Citicorp North American, Inc., as Administrative Agent, and Citibank, N.A., as Issuing Bank. (incorporated by reference to Exhibit 4.1 to Form 8-K filed by Enterprise GP Holdings L.P. on August 30, 2007).

99.4	First Amendment to Third Amended and Restated Credit Agreement dated as of November 8, 2007, among Enterprise GP Holdings L.P., the Term Loan B Lenders party thereto, Citicorp North American, Inc., as Administrative Agent, and Citigroup Global Markets, Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Enterprise GP Holdings L.P. on November 14, 2007).

99.5#	Joint Filing Agreement among the Reporting Persons dated February 29, 2008.

#	- Filed herewith.

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2008	/s/ Dan L. Duncan
Dan L. Duncan

Dated: February 29, 2008	DFI DELAWARE HOLDINGS L.P.
	By:	DFI Delaware General, LLC,
Its general partner

	By:	/s/ Brian Harrison
Brian Harrison
Manager

Dated: February 29, 2008	EPCO, Inc.
	By:	/s/ W. Randall Fowler
W. Randall Fowler
President and Chief Executive Officer

Dated: February 29, 2008	DUNCAN FAMILY INTERESTS, INC.
	By:	/s/ Michael G. Morgan
Michael G. Morgan
President

Dated: February 29, 2008	DAN DUNCAN LLC
	By:	/s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President

Dated: February 29, 2008	DD SECURITIES LLC
	By:	/s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President

Dated: February 29, 2008	EPCO HOLDINGS, INC.
	By:	/s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President

Dated: February 29, 2008	ENTERPRISE GP HOLDINGS L.P.
	By:	EPE HOLDINGS, LLC, its General Partner

	By:	/s/ W. Randall Fowler
W. Randall Fowler
Executive Vice President

APPENDIX A
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO, INC.
     Directors and Executive Officers of EPCO, Inc. (“EPCO”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO; Other Present Principal Occupation
Dan L. Duncan	Group Co-Chairman and Director;

Co-Chairman of EPCO Holdings, President and CEO and Manager of Dan Duncan LLC and DD Securities LLC, and Chariman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

Randa Duncan Williams	Group Co-Chairman and Director;

Co-Chairman of EPCO Holdings, and Director of EPE Holdings, LLC

Richard H. Bachmann	Group Vice Chairman, Secretary, Chief Legal Officer, and Director;

Executive Vice President, Chief Legal Officer, Secretary, and Director of EPCO Holdings, Enterprise Products GP, LLC, and EPE Holdings, LLC and Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Group Vice Chairman, Chief Financial Officer, and Director;

Executive Vice President, Chief Financial Officer, and Director of EPCO Holdings, President and CEO and Director of Enterprise Products GP, LLC,

Ralph S. Cunningham	Group Vice Chairman and Director;

Executive Vice President and Manager of Dan Duncan LLC and DD Securities LLC, Director of Enterprise Products GP, LLC, and President and CEO and Director of EPE Holdings, LLC

W. Randall Fowler	President, Chief Executive Officer, and Director;

President and CEO and Director of EPCO Holdings, Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC, Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of EPCO Holdings, Enterprise Products GP, LLC, and EPE Holdings, LLC

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO HOLDINGS, INC.
     Directors and Executive Officers of EPCO Holdings, Inc. (“EPCO Holdings”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO Holdings. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO Holdings; Other Present Principal Occupation
Dan L. Duncan	Co-Chairman;

Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC, and President and CEO and Manager of Dan Duncan LLC and DD Securities LLC

Randa Duncan Williams	Co-Chairman;

Director of EPE Holdings, LLC

Richard H. Bachmann	Executive Vice President, Secretary, Chief Legal Officer, and Director;

Executive Vice President, Chief Legal Officer, Secretary, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC, and Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Executive Vice President, Chief Financial Officer, and Director;

President and CEO and Director of Enterprise Products GP, LLC

W. Randall Fowler	President and CEO and Director;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC, Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC, and EPE Holdings, LLC

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
DUNCAN FAMILY INTERESTS, INC.
     Directors and Executive Officers of Duncan Family Interests, Inc. (“DFI”). Set forth below is the name, current business address, citizenship, position with DFI and the present principal occupation or employment of each director and executive officer of DFI. Unless otherwise indicated below, the current business address for each of the individuals listed below is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DFI; Other Present Principal Occupation
Andrew T. Panaccione	Director;

President of CSC Entity Services, LLC

Michael G. Morgan	President and Director;

Vice President — Client Services of CSC Entity Services, LLC

Mary Stawikey	Secretary;

Vice President — Client Services of CSC Entity Services, LLC

Darryl E. Smith	Treasurer and Director;

Vice President — Client Services of CSC Services, LLC
DFI DELAWARE GENERAL, LLC
     DFI Delaware General, LLC, a Delaware limited liability company (“DFIDG”), is the general partner of DFI Delaware Holdings L.P. (“DFIDH”). DFIDG is a wholly-owned subsidiary of DFI. DFIDG’s principal business, as general partner of DFIDH, is to manage the business and operations of DFIDH. DFIDG’s principal business address and principal office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DAN DUNCAN LLC
     Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation
Dan L. Duncan	President and CEO and Manager;

Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC, and President and CEO and Manager of DD Securities LLC

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary, and Manager;

Executive Vice President, Secretary, Chief Legal Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC, and Executive Vice President, Chief Legal Officer, Secretary, and Manager of DD Securities LLC

Ralph S. Cunningham	Executive Vice President and Manager;

Executive Vice President and Manager of DD Securities LLC, Director of Enterprise Products GP, LLC, and President and CEO and Director of EPE Holdings, LLC

W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer, and Manager;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of DD Securities LLC, Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DD SECURITIES LLC
     Managers and Executive Officers of DD Securities LLC. Set forth below is the name, current business address, citizenship, position with DD Securities LLC and the present principal occupation or employment of each manager and executive officer of DD Securities LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD Securities LLC; Other Present Principal Occupation
Dan L. Duncan	President and CEO and Manager;

Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC, and President and CEO and Manager of Dan Duncan LLC

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary, and Manager;

Executive Vice President, Secretary, Chief Legal Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC, and Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC

Ralph S. Cunningham	Executive Vice President and Manager;

Executive Vice President and Manager of Dan Duncan LLC, Director of Enterprise Products GP, LLC, and President and CEO and Director of EPE Holdings, LLC

W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer, and Manager;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC, Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC
EPE HOLDINGS, LLC
     EPE Holdings, LLC, a Delaware limited liability company (“EPE”), is the general partner of Enterprise GP Holdings L.P. (“GP Holdings”). EPE is a wholly-owned subsidiary of DDLLC. EPE’s principal business as general partner of GP Holdings, is to manage the business and operations of GP Holdings. EPE’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Exhibit Index

99.1	Second Amended and Restated Credit Agreement, dated as of August 24, 2007, by and among EPCO Holdings, Inc., as borrower, the lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndication Agent, Citibank, N.A., as Issuing Bank and the Bank of Nova Scotia, Suntrust Bank and Mizuho Corporate Bank, Ltd. as Co-Documentation Agents, Citigroup Global Markets Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners. (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A with respect to Common Units of TEPPCO Partners, L.P. filed with the Commission on February 28, 2008 by Dan L. Duncan and other reporting persons).

99.2	Fifth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated effective as of August 8, 2005 (incorporated by reference to Exhibit 3.1 to Form 8-K filed August 10, 2005).

99.3	Third Amended and Restated Credit Agreement dated as of August 24, 2007, among Enterprise GP Holdings L.P., the Lenders party thereto, Citicorp North American, Inc., as Administrative Agent, and Citibank, N.A., as Issuing Bank. (incorporated by reference to Exhibit 4.1 to Form 8-K filed by Enterprise GP Holdings L.P. on August 30, 2007).

99.4	First Amendment to Third Amended and Restated Credit Agreement dated as of November 8, 2007, among Enterprise GP Holdings L.P., the Term Loan B Lenders party thereto, Citicorp North American, Inc., as Administrative Agent, and Citigroup Global Markets, Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Enterprise GP Holdings L.P. on November 14, 2007).

99.5#	Joint Filing Agreement among the Reporting Persons dated February 29, 2008.

#	- Filed herewith.